Exhibit 99.2

NOTICE REGARDING

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF CNH INDUSTRIAL N.V. (THE “COMPANY”)

TO BE HELD ON THURSDAY, APRIL 16, 2020 AT 9:00 A.M. CEST

AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP, STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE NETHERLANDS

On March 3, 2020, the Company called its annual general meeting of shareholders to be held on April 16, 2020 (“AGM”) by publishing its Notice of Annual General Meeting of Shareholders and Agenda and Explanatory Materials (“AGM Materials”) on its corporate website (www.cnhindustrial.com/en-us/investor_relations/shareholder_meetings/Pages/shareholder_meetings_2020.aspx). On March 4, 2020, the Company furnished its AGM Materials to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K.

Cancellation of Agenda Item 4.b. Re-appointment of Hubertus M. Mühlhäuser (voting item)

On March 23, 2020, the Company announced that Hubertus M. Mühlhäuser had resigned as Chief Executive Officer and a Director of the Company with immediate effect. In accordance with Mr. Mühlhäuser’s request his name has been withdrawn from the agenda and he will not be presented to the AGM for re-appointment to the Board of Directors.

Notwithstanding Mr. Mühlhäuser’s withdrawal, the proxy card for Registered Shareholders holding their shares at Computershare U.S. or voting instruction forms for DTC Participant Accounts remains valid and the Company will not distribute a new form of proxy card or voting instruction form. If you have already returned your proxy card or provided voting instructions, you do not need to take any action unless you wish to change or revoke your vote. Proxy cards and voting instruction forms already returned by shareholders will remain valid and will be voted at the AGM unless superseded or revoked.

Shares represented by proxy cards or voting instruction forms returned before the AGM will be voted with respect to the directors standing for re-appointment as instructed on the proxy card or voting instruction form, except that any votes or voting instructions with respect to Mr. Mühlhäuser’s election to the Board will be disregarded.